Exhibit 99.9

LETTER OF CONSENT

Reference is made to the technical report dated April 9, 2014 with an effective date of April 9, 2014, entitled “NI 43-101 Technical Report on the Preliminary Economic Assessment (PEA) for the Strange Lake Property, Quebec, Canada” (the “Technical Report”) which the undersigned has prepared in part for Quest Rare Minerals Ltd. (the “Corporation”).

I hereby consent to the inclusion of references to my name and references to, and the extracts from, or summaries of, the Technical Report, in the Corporation’s Amended and Restated Annual Information Form dated May 22, 2014 for the fiscal year ended October 31, 2013, which is incorporated by reference in the Amendment No. 1 to the Annual Report on Form 40-F, including all exhibits, of the Corporation, which is being filed with the United States Securities and Exchange Commission.

Yours very truly,

(signed) William J. Lewis

William J. Lewis, B. Sc., P.Eng.

Senior Geologist

Micon International Limited

Dated: May 27, 2014